

Mail Stop 7010

May 2, 2008

Zou Dejun, CEO
Jade Mountain Corp.
c/o Darren Ofsink, Esq.
Guzov Ofsink LLC
600 Madison Avenue, 14th floor,
New York, NY 10022

Re: Jade Mountain Corporation
         Amendment No. 2 to Registration Statement on Form S-1
         Filed April 7, 2008
         File No. 333-147513

Dear Mr. Zou:

        We have reviewed your filing and have the following comments.

General

1.   We note the penultimate paragraph of your response letter; however, an authorized
        company representative must directly provide the Tandy representations. Prior to the
        effective date of the registration statement, the company should submit on EDGAR a
        separate letter or include in its acceleration request the Tandy representations.

2.   Please supplementally provide us an analysis supporting your accounting treatment that
        Dalian Innomind acquired RINO and consolidation is appropriate by addressing all of the
        criteria in EITF 97-2.

3.   Please provide Item 305 of Regulation S-K, "Quantitative and Qualitative Disclosures
        about Market Risk."

Recent Development, page 9

Share Exchange, page 9

4.   Please state that Innomind, the accounting acquirer, acquired the net assets of Jade
        Mountain at book value.

Restructuring Agreements, page 10

5.   You state in the first paragraph that "...the Restructuring Agreements provide Dalian
        Innomind with the legal right and power to control RINO and any of its remaining assets
        and operations." However, in the third paragraph you indicate that "...such control over
        RINO's operation through a contractual relationship provided by the Restructuring
        Agreements may not be as effective as the control that would have been provided had
        there been a direct equity ownership of RINO by Dalian Innomind." Please fully explain
        this apparent inconsistency.

Background – Securities Purchase Agreement, pages 34-37

6.   With regard to the "Make Good Escrow Shares", you state that you are to "deliver
        additional common stock to the private placement investors in the event the Company
        fails to achieve certain pre-tax net income targets for fiscal years 2007 and 2008." In the
        following sentence, you state that for the fiscal years ended December 31, 2007 and
        2008, the targets are $16,000,000 and $28,000,000 in after-tax net income. Please clarify
        whether the targets are pre-tax or after-tax and revise your document as applicable.

7.   With regard to the "Liquidated Damages for PRC Governmental Rescission of
        Restructuring Transaction", supplementally provide us with your analysis of this
        provision under EITF 00-19. It is not clear to us how or why this provision would be
        covered under FSP EITF 00-19-2.

Management's Discussion and Analysis, page 43

Critical Accounting Policies and Estimates, page 45

Revenue Recognition, page 46

8.   We note your response to our prior comment 13 in your letter dated March 11, 2008.
        Please revise your disclosures to fully comply with our comment by disclosing when
        significant production costs are incurred during a project; when you include the costs of
        raw materials in your determination of the completion percentage of a contract and if and
        when customer approvals are required. For each major contract type, please summarize
        for us the significant contract provisions.

Results of Operations, page 49

Net Sales and Cost of Sales, pages 49 and 50

9.   Please disclose and discuss the reasons for changes in net sales related to service
        contracts and support services, including if and how any of these services are related to

your other revenue sources. Also, please revise your document to disclose the main drivers of your cost of sales, as well as to quantify the significant components of and reasons for the change from year-to-year.

Operating Expense, page 50

10.   We note your disclosure that operating expenses increased primarily due to stock compensation expense of approximately $7.5 million. Since this amount represents approximately half of the significant increase from year-to-year, please quantify any other significant components of the increase from 2006 to 2007. Also, please address how you determined the amount of compensation expense you recorded related to the escrow shares.

Liquidity and Capital Resources, page 50

General

11.   Given the significance of the balances of accounts receivable, contracts-in-progress and deposits with suppliers at December 31, 2007, please specifically disclose the following items as of the most current date practicable:
   •   amounts collected from your year-end accounts receivable balance;
   •   amounts billed and collected for contracts-in-progress recorded at year-end; and
   •   amounts used from deposits with suppliers recorded at year-end.

12.   We noted numerous inconsistencies in your tabular presentations and narrative disclosures related to operating, investing and financing cash flows during the periods presented within MD&A and as compared to your consolidated statements of cash flows. Please clarify or revise as appropriate.

Business – Customers, page 70

13.   It appears to us that the significant customer disclosures on the referenced page above, in your risk factors on page 16, and in note 18 on page F-18 are inconsistent. Please clarify or revise. In addition, please ensure that the disclosures in the notes to your financial statements fully comply with the requirements of paragraph 39 of SFAS 131.

Consolidated Financial Statements, page 87

Consolidated Statements of Cash Flows, page F-5

14.   It is not clear to us why your consolidated statements of cash flows classify "restricted cash in escrow" as a financing activity. Please clarify how and why your classification complies with SFAS 95.

Note 4 – Deposits with Suppliers, page F-11

15.   It appears to us that any deposits related to plant, property and equipment should not be classified in current assets. Please clarify or revise.

Note 10 – Liquidated Damages Payable, page F-12

16.   It is not clear to us why amounts payable are recorded through equity. Please clarify or revise.

Note 15 – Stockholders' Equity, page F-15

17.   We note the warrants issued to Douglas Capital to purchase 382,500 shares of common stock. Please supplementally provide us with your analysis as to the appropriate classification of the warrants under EITF 00-19.

Executive Compensation, page 90

18.   We note that you are no longer a smaller reporting company. Therefore, please provide the information required by Items 402(b) (compensation discussion and analysis) and 402(j) (potential payments upon termination or change-in-control) of Regulation S-K.

19.   For the stock awards in the table, please clarify by footnote disclosure the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.

        As appropriate, please amend your registration statement in response to these comments. You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

                                        Sincerely,

                                        Jennifer Hardy
                                        Branch Chief